CASTELLUM

82-4683

SEC MAIL PROCESSING
RECEIVED
NOV 06 2003
WASH. D.C. 155 SECTION

03037248

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

October 31, 2003

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases. October 21, 2003, concerning the Interim Report January-September 2003 and October 30, 2003, concerning investments in commercial properties.

Very truly yours,
CASTELLUM AB

Håkan Hellström
p.p. Gun Åberg

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM



SIMPLIFIES

In Värnamo a retail property of 2,600 sq.m. was completed. The property is fully let.

Interim Report January-September 2003

Interim Report January-September 2003

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six subsidaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

The Castellum share is listed on the Stockholmsbörsen O-list, Attract 40.

- Rental income for the period January – September 2003 amounted to SEKm 1 310 (1 253).
- Net income after tax for the period amounted to SEKm 428 (393).
- Earnings per share amounted to SEK 10.44 (9.59).
- Income from property management improved 7 % to SEKm 412 equivalent to SEK 10.05 per share.
- During the period 23 properties were sold for a total of SEKm 386 with a capital gain of SEKm 179.

Data per share

SEK	2003 Jan-Sep	2002 Jan-Sep	2002	2001	2000	1999	1998	1997
Income property management	10.05	9.41	12.39	10.68	8.60	6.92	5.50	4.74
Change		*+7 %*	*+16 %*	*+24 %*	*+24 %*	*+26 %*	*+16 %*	
Cash flow management	12.37	11.51	15.17	13.32	10.72	8.70	7.14	6.30
Change		*+7 %*	*+14 %*	*+24 %*	*+23 %*	*+22 %*	*+13 %*	
Net income excluding items affecting comparability and after a standard tax deduction	10.39	9.56	12.07	9.95	8.39	6.56	5.24	4.34
Change		*+9 %*	*+ 21 %*	*+19 %*	*+28 %*	*+25 %*	*+21 %*	
Dividend			7.50	6.50	5.50	4.50	3.50	2.75
Change			*+15 %*	*+18 %*	*+22 %*	*+29 %*	*+27 %*	

Operations and strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum's overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEK 80-100 million per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/industrial premises in five growth regions.

All investments, irrespective of whether they relate to existing properties, new acquisitions or new construction will show a positive cash flow and return within 1-2 years after full interest charges and depreciation and will have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that the visible equity/assets ratio will amount to at least 30 % and the interest coverage ratio will not fall below 200 %. Castellum's dividend policy means that at least 50 % of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locally managed subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.



Income, costs and results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparisons are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management during the period, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEK 412 million (386), equivalent to SEK 10.05 (9.41) per share. The improvement per share of 7 % has been achieved chiefly through management improvements, such as increased rental income, effects of investments and lower intrest rate levels. On average, the improvement has amounted to approx. 19 % per year since the company was listed in 1997.

Income from property management per share, SEK



Isolated quarter, bars
Rolling annual value, line
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
1 2 3 4 | 1 2 3 4 | 1 2 3 4 | 1 2 3 4 | 1 2 3 4 | 1 2 3 4 | 1 2 3
1997
1998
1999
2000
2001
2002
2003

Cash flow from property management totalled SEK 507 million (472), equivalent to SEK 12.37 (11.51) per share – an improvement of 7 % compared with the corresponding period previous year.

During the first three quarters properties for a total of SEK 386 million (430) were sold with a capital gain of SEK 179 million (159). Net income after tax for the period was SEK 428 million (393), equivalent to SEK 10.44 (9.59) per share.

Rental income

Group rental income for the period was SEK 1,310 million (1,253). Rental income has improved chiefly due to indexation, renegotiations and a larger property portfolio, while changes in the occupancy rate have had only limited effects on rental income.

For office and retail properties, the average contracted rental level amounts to SEK 1,064 per square metre, an increase of about 2 % for corresponding units compared with the end of previous year. For warehouse and industrial properties, the average rental level is SEK 592 per square metre, which is an increase of about 3 %.

Of the contracts expiring during the year a little over 40 % are expected to be extended with unchanged conditions, whilst a smaller proportion will be terminated for moving out. The remaining contracts are expected to be renegotiated and negotiations so far have brought about increased rental levels of 7 %.

Regarding the economic occupancy rate the trend with slightly decreasing occupancy rates for office and retail properties continues, which in principle is compensated by slightly improving occupancy rates for warehouse and industrial properties. The economic occupancy rate for office and retail properties were 89.4 % and 92.8 % for warehouse and industrial properties.

Net leasing (i.e. gross leasing minus contracts terminated) during the period means increased rental income of SEK 17 million (40) on an annual basis.

Castellum has a wide risk spread in the commercial lease portfolio. The group has around 3,300 commercial leases, spreading over a number of sectors and durations. The single largest tenant accounts for only one per cent of the total rental income.

The rental market during the third quarter showed great similarities with the first two quarters even considering the holiday period that usually shows lower activity. The delayed improvement in the economy has increased the uncertainty of the companies' future plans and their demand for premises , which in turn implies a continued long decision process. Both lease volume as well as contracts terminated have continued on a high level whilst the value of bankruptcies in Castellum's lease portfolio have decreased and amounted to approx. 20 % of the value for the same period previous year. Greater Stockholm still appears to be the local market with the highest amount of uncertainty, whilst the other local markets are relatively stable concerning rental levels as well as the balance between the supply and demand for premises. The highest demand has been for warehouse/logistics and retail premises. Concerning both the real estate market and the price of property the condition must be considered stable.

Property costs

Property costs amounted to SEK 435 million (407) corresponding to SEK 244 per square metre (232). The increase in costs are mainly increased operating expenses in part due to increased energy prices and municipal fees and in part due to that the previous year, from a heating standpoint, was milder than normal.

Net operating income before depreciation

Net operating income before depreciation was SEK 875 million (846), equivalent to a yield of 9.1 % (9.5). As of December 31st 2002 previously made write-downs on properties were reversed and reported as items affecting comparability. Since the book value of the properties have increased with the same amount, the yield for the period is effected negatively by 0.3 percentage units when compared with the corresponding period previous year.

Depreciation

Castellum's depreciation amounted to SEK 95 million (86). Depreciation consists mainly of a one per cent depreciation in buildings.

Sale of properties

Castellum's strategy for growth includes selling "mature" fully let properties that cannot be given further value added through administration.

During the period 23 properties (27) were sold for a total of SEK 386 million (430), with a capital gain of SEK 179 million (159), where the greater portion related to residential properties.

Central administrative expenses

Central administrative expenses were SEK 44 million (45). This includes costs for a profit and share price related incentive programme for senior management of SEK 10 million (7).

Net financial items

Net financial items were SEK –324 million (–329). The average interest rate level during the period was 5.4 % (5.7).

Castellum's interest rate maturity structure provides a low exposure to changes in the market interest rate. Assuming an unchanged volume of loans and a retained average fixed interest term an immediate change in the market interest rate of one percentage unit would effect net financial items with SEK 24 million during the following year, equivalent to 4 % of Castellum's current cash flow from management.

Tax

Due to the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is no taxable result and therefore no paid tax costs. There is, however, a non cash-flow affecting deferred tax cost of SEK 163 million (152) chiefly referring to the fiscally accelerated depreciation and used tax losses brought forward. Remaining tax losses brought forward can be estimated to a little over SEK 250 million.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency group.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated workingareas with good communications and services in the larger towns. Castellum's remaining residential properties are located in central and attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the period the following changes in the real estate portfolio have occurred.

Changes in real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01-01-2003	13 137	508
+ Acquisitions	366	8
+ Investments in existing properties	357	–
– Sales	-207	-23
– Depreciation	-92	–
Real estate portfolio 30-09-2003	13 561	493

During the period investments totalling SEK 723 million (756) were made, of which SEK 366 million (334) were acquisitions and SEK 357 million (422) investments in existing properties. Of the total investments, SEK 323 million related to the Öresund Region, SEK 245 million to Greater Gothenburg, SEK 58 million to Western Småland, SEK 56 million to Greater Stockholm and SEK 41 million to Mälardalen.

The larger completed projects as well as ongoing projects are shown in the following table.

Investments

SEKm	Up to 30 Sep, 2003	Remaining	To be completed
Completed projects			
Boländerna, Uppsala	28	–	Quarter 1 2003
Ljuset, Värnamo	17	–	Quarter 1 2003
Lagerchefen, Örebro	11	–	Quarter 1 2003
Ongoing projects			
Solsten, Gothenburg	84	51	Quarter 4 2003
Hälsingland, Malmö	78	15	Quarter 4 2003
Hansagallerian, Malmö	136	3	Quarter 4 2003

Real estate portfolio as at 30 September 2003 (list of properties see www.castellum.se)

	No. of properties	Area sq.m	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Operating expenses, maintenance SEKm	*Operating expenses, maintenance SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	64	283	2 297	*8 101*	227	*1 067*	91.5%	208	53	*251*	155	9.0%
Öresund Region	38	226	2 116	*9 368*	206	*1 215*	90.1%	186	49	*286*	137	8.6%
Greater Stockholm	37	240	1 866	*7 787*	222	*1 234*	84.8%	188	58	*321*	130	9.3%
Western Småland	31	161	864	*5 374*	98	*814*	90.8%	89	30	*246*	59	9.2%
Mälardalen	43	181	1 052	*5 819*	117	*865*	91.6%	107	31	*231*	76	9.6%
Sum office/retail	**213**	**1 091**	**8 195**	***7 514***	**870**	***1 064***	**89.4%**	**778**	**221**	***270***	**557**	**9.1%**
Warehouse/Industrial												
Greater Gothenburg	82	416	1 741	*4 180*	185	*592*	94.2%	175	36	*114*	139	10.6%
Öresund Region	36	247	840	*3 398*	109	*588*	90.9%	99	26	*142*	73	11.5%
Greater Stockholm	28	163	681	*4 168*	94	*765*	93.1%	87	25	*210*	62	12.0%
Western Småland	33	179	413	*2 310*	59	*438*	92.0%	54	11	*81*	43	14.0%
Mälardalen	24	119	372	*3 132*	52	*592*	92.1%	49	13	*142*	36	12.9%
Sum warehouse/ industrial	**203**	**1 124**	**4 047**	***3 598***	**499**	***592***	**92.8%**	**464**	**111**	***132***	**353**	**11.6%**
Residential												
Gothenburg	23	34	235	*6 828*	24	*930*	97.5%	23	9	*352*	14	8.1%
Helsingborg	15	46	348	*7 641*	32	*928*	99.1%	31	10	*297*	21	8.2%
Sum residential	**38**	**80**	**583**	***7 291***	**56**	***929***	**98.4%**	**54**	**19**	***320***	**35**	**8.1%**
Sum	**454**	**2 295**	**12 825**	***5 587***	**1 425**	***828***	**90.9%**	**1 296**	**351**	***204***	**945**	**9.8%**
Leasing and property administration costs									70	*40*	–70	-0.7%
Net operating income/yield after leasing and property administration costs										***244***	**875**	**9.1%**
Development projects	9	85	563	–	34	–	–	20	11	–	9	–
Undeveloped land	30	–	173	–	–	–	–	–	–	–	–	–
Total	**493**	**2 380**	**13 561**	**–**	**1 459**	**–**	**–**	**1 316**	**432**	**–**	**884**	**–**

The above table relates to the properties owned by Castellum at the end of the period. The discrepancy between the net operating income of SEK 884 million accounted for above and the net operating income of SEK 875 million in the income statement is explained by the deduction of the net operating income of SEK 12 million on properties sold during the period, as well as the adjustment of the net operating income of SEK 21 million on properties acquired/completed during the period, which are recalculated as if they had been owned or completed during the whole period.

Rental value, by geographical area excl. projects



Greater Gothenburg 31 %
Greater Stockholm 22 %
Western Småland 11 %
Öresund Region 24 %
Mälardalen 12 %

Rental value, by property type excl. projects



Office/Retail 61 %
Warehouse/ Industrial 35 %
Residential 4 %

Property-related ratios

	2003 Jan-Sep	2002 Jan-Sep	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	828	794	799	747	694	665	656	641
Economic occupancy rate	90.9 %	91.5 %	91.5 %	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	244	232	235	237	225	231	248	261
Net operating income, SEK/sq.m.	508	495	496	457	416	376	342	307
Yield	9.1 %	9.5 %	9.1 %	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	5 587	5 198	5 424	4 994	4 694	4 470	4 211	4 105
Lettable area, thous.sq.m.	2 380	2 373	2 381	2 338	2 309	2 232	2 072	2 106

Financing

The financing of Castellum is summarized in the following graph.

Financing, 30-09-2003


Shareholders' equity
SEKm 4 590 (33 %)
Non interest-bearing liabilities
SEKm 868 (6 %)
Interest-bearing liabilities
SEKm 8 501 (61 %)



Shareholders' equity

Shareholders' equity is SEK 4,590 million (4,470) representing an equity/assets ratio of 33 % (34). The long-term objective is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. In order to regulate the company's capital structure, Castellum can repurchase own shares up to a maximum of 10 % of all shares, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. The last repurchase of own shares took place in 2000.

Interest-bearing liabilities

Castellum has during the end of September extended long-term credit agreements totalling SEK 3,700 million. By the extention, the average duration of committed credit agreements has been prolonged from 3.2 to 4.4 years.

As of 30 September 2003, Castellum had credit agreements totalling SEK 11,098 million (10,234) including outstandig commercial papers of SEK 1,043 million (0). After deduction of liquid assets of SEK 57 million (20), net interest-bearing items were SEK 8,444 million (8,244). The average duration of utilised credit agreements, including outstandig commercial papers, was 4.2 years.

The average effective interest rate as of 30 September 2003 was 5.3% (5.6). The average fixed interest term on the same date was 2.9 years (3.4) and the share of loans with interest rate maturity during the next 12 months was 35 % (31). The interest rate maturity structure has been achieved through the extension of loans with mainly short fixed interest terms through interest-swap agreements. According to the Financial Policy, the average fixed interest term will be 2-4 years.

Interest rate maturity and loan maturity structure, 30-09-2003

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
CP 0-1 year	1 043	3.3 %	1 043	1 043
0–1 year, incl. liquidity	1 942	4.1 %	696	7
1-2 years	500	6.5 %	–	–
2-3 years	1 652	6.0 %	3 852	2 802
3-4 years	307	5.7 %	1 207	1 007
4-5 years	800	5.5 %	600	600
5-10 years	2 200	6.3 %	3 700	2 985
Total	8 444	5.3 %	11 098	8 444

The limit för the CP-program is SEK 1,500 million.


Gallerix

Net Asset Value

On the basis of the valuation made as of 31 December 2002 and considering the income for the period and dividend distributed, the net asset value as at 30 September 2003 is calculated to SEK 7,604 million, equivalent to SEK 185 per share. Investments made since the year-end have been valued at accrued expenses and have therefore not had any affect on the net asset value. Sales of properties during the period, at prices exceeding the valuation at the year-end, have had a positive effect on the net asset value.

It should, however, be emphasised that a property's true value can only be confirmed when it is sold. Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. A value range of +/- 10 % at property level, which should reflect the uncertainty that exist in such assessments, represents +/- SEK 1.8 billion in value on the real estate portfolio. This implies a net asset value range, using a 28 % effective tax rate, of SEK 154-217 per share.

Nomination Committee

The annual general meeting 2003 decided that a Nomination Committee should be formed in order to submit a proposal to the election of the Board of Directors and remuneration to the members. The Nomination Committee should besides the Chairman of the Board, who is also Convener and Chairman of the Committee, consist of three members from the largest owner-groupings at the end of the third quarter. Björn Lind SEB Fonder, Lars Öhrstedt AFA Sjukförsäkrings AB, Lars Idermark Andra AP-fonden, together with the Chairman of the Board Jan Kvarnström form the Committee.



The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK 0 million (-6). Turnover, which consists mainly of intra-group services, was SEK 6 million (6).

Besides liquid assets of SEK 21 million (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 3,650 million (3,650) and interest-bearing internal financing of the subsidiaries was SEK 7,692 million (7,700). Financing has chiefly been provided through shareholders' equity of SEK 3,767 million (4,074) and external long-term liabilities of SEK 7,428 million (7,180).

Gothenburg, October 21, 2003

Lars-Erik Jansson
CEO

This Interim Report has not been examined by the company's auditors.

Income Statement

SEKm	2003 July-Sep	2002 July-Sep	2003 Jan-Sep	2002 Jan-Sep	Rolling 12 months Oct 02-Sep 03	2002 Jan-Dec
Rental income	438	422	1 310	1 253	1 741	1 684
Operating expenses	– 63	– 55	– 235	– 207	– 317	– 289
Maintenance incl. tenant improvements	– 23	– 22	– 70	– 69	– 95	– 94
Ground rent	– 4	– 4	– 11	– 13	– 13	– 15
Real estate tax	– 18	– 19	– 49	– 51	– 66	– 68
Leasing and property administration	– 23	– 21	– 70	– 67	– 93	– 90
Net operating income before depreciation	**307**	**301**	**875**	**846**	**1 157**	**1 128**
Depreciation	– 32	– 29	– 95	– 86	– 125	– 116
Net operating income from property administration	**275**	**272**	**780**	**760**	**1 032**	**1 012**
Property sales						
Net sales proceeds	6	47	386	430	459	503
Book value	– 5	– 30	– 207	– 271	– 260	– 324
Income from property sales	**1**	**17**	**179**	**159**	**199**	**179**
Central administrative expenses	– 15	– 14	– 44	– 45	– 61	– 62
Items affecting comparability	–	–	–	–	316	316
Operating income	**261**	**275**	**915**	**874**	**1 486**	**1 445**
Net financial items	– 109	– 114	– 324	– 329	– 437	– 442
Income after net financial items	**152**	**161**	**591**	**545**	**1 049**	**1 003**
Current paid tax	–	–	–	–	– 2	– 2
Deferred tax	– 43	– 44	– 163	– 152	– 139	– 128
Net income for the period/year	**109**	**117**	**428**	**393**	**908**	**873**

Financial ratios

	2003 July-Sep	2002 July-Sep	2003 Jan-Sep	2002 Jan-Sep	Rolling 12 months Oct 02-Sep 03	2002 Jan-Dec
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEKm	109	116	426	392	528	495
Income from property management, SEKm	151	144	412	386	534	508
Cash flow from management, SEKm	183	173	507	472	657	622
Net operating income margin	70 %	71 %	67 %	68 %	66 %	67 %
Interest coverage ratio	268 %	252 %	256 %	243 %	251 %	241 %
Return on equity			11.6 %	12.4 %	21.2 %	21.0 %
Return on total capital			8.5 %	8.7 %	11.1 %	11.1 %
Borrowing ratio			61 %	65 %	61 %	63 %
Equity/assets ratio			33 %	31 %	33 %	34 %
Adjusted equity/assets ratio			42 %	41 %	42 %	43 %

Data per share (since there is no potential common stock, there is no effect of dilution)

SEKm	2003 July-Sep	2002 July-Sep	2003 Jan-Sep	2002 Jan-Sep	Rolling 12 months Oct 02-Sep 03	2002 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	2.66	2.85	10.44	9.59	22.15	21.29
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEK	2.66	2.83	10.39	9.56	12.88	12.07
Income from property management, SEK	3.68	3.51	10.05	9.41	13.02	12.39
Cash flow from management, SEK	4.46	4.22	12.37	11.51	16.02	15.17
Number of outstanding shares, thousand			*41 000*	*41 000*	*41 000*	*41 000*
Book value of real estate, SEK			331	307	331	320
Shareholders' equity, SEK			112	97	112	109
Net asset value, SEK			185	174	185	183

Balance Sheet

SEKm	2003 30 Sep	2002 30 Sep	2002 31 Dec
Assets			
Real estate	13 561	12 578	13 137
Other fixed assets	54	61	55
Current receivables	287	133	117
Cash and bank	57	29	20
Total assets	**13 959**	**12 801**	**13 329**
Shareholders' equity and liabilities			
Shareholders' equity	4 590	3 970	4 470
Interest-bearing liabilities	8 501	8 166	8 264
Non-interest-bearing liabilities	868	665	595
Total shareholders' equity and liabilities	**13 959**	**12 801**	**13 329**

Changes in equity

SEKm	Number of outstanding shares, thousand	Share capital	Restricted reservs	Non-restricted equity	Total equity
Shareholders' equity 31-12-2001	41 000	86	20	3 737	3 843
Dividend (SEK 6.50 per share)	–	–	–	– 266	– 266
Reversed write-downs (after tax)	–	–	–	20	20
Net income for the year	–	–	–	873	873
Shareholders' equity 31-12-2002	41 000	86	20	4 364	4 470
Dividend (SEK 7.50 per share)	–	–	–	– 308	– 308
Net income for the period	–	–	–	428	428
Shareholders' equity 30-09-2003	41 000	86	20	4 484	4 590

Cash Flow Statement

SEKm	2003 Jan-Sep	2002 Jan-Sep	2002 Jan-Dec
Net operating income before depreciation	875	846	1 128
Central administrative expenses	– 44	– 45	– 62
Net financial items	– 324	– 329	– 442
Tax paid, income from property management	–	–	– 2
Cash flow from management	**507**	**472**	**622**
Difference between interest paid and interest expenses	73	7	– 17
Change in working capital	24	– 17	– 28
Cash flow before investments	**604**	**462**	**577**
Real estate investments	– 723	– 756	– 1 050
Real estate sales	386	430	503
Change receivables/liabilities at sales/acquisitions of properties	– 155	229	229
Other net investments	– 4	– 2	– 3
Cash flow after investments	**108**	**363**	**256**
Change in long-term liabilities	237	– 88	10
Dividend	– 308	– 266	– 266
Change in cash and bank	**37**	**9**	**0**
Cash and bank opening balance	20	20	20
Cash and bank closing balance	**57**	**29**	**20**

The Castellum share

The Castellum share is listed on the Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40. At the end of the period the company had about 8,200 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten single largest Swedish shareholders can be seen in the table below.

Shareholders on 30-09-2003

	No. of shares Thousand	Percentage of voting rights and capital
Andra AP-fonden	2 177	5.3 %
AFA Sjukförsäkrings AB (OM)	2 155	5.3 %
Tredje AP-fonden	1 970	4.8 %
Laszlo Szombatfalvy	1 800	4.4 %
Fjärde AP-fonden	1 121	2.7 %
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	900	2.2 %
AFA TFA Försäkrings AB (aktier)	758	1.8 %
SEB Sverige Aktiefond I	756	1.8 %
SEB Världenfond	589	1.5 %
Första AP-fonden	578	1.4 %
Other shareholders registered in Sweden	14 161	34.6 %
Shareholders registered abroad	14 035	34.2 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 30-09-2003



Sweden 66 %
of which
Funds, insurance comp. etc 26 %
Private persons, private comp. 22 %
AP-funds 14 %
Trusts, associations etc 4 %
USA 13 %
UK 7 %
Netherlands 5 %
Other 9 %

The Castellum share price as at 30 September 2003 was SEK 136.50 equivalent to a market value of SEK 5.6 billion, calculated on the number of outstanding shares. During the last 12-month period the total yield of the share has been 41.9 %, including dividend of SEK 7.50. Since IPO on May 23, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 20.7 % per year.

Total yield

	Oct 2002 - Sep 2003	On average per year May 1997 - Sep 2003
Castellum	+ 41.9 %	+ 20.7 %
Stockholm Stock Exchange (SIX)	+ 32.6 %	+ 2.2 %
Real Estate Index Sweden (EPRA)	+ 28.5 %	+ 10.7 %
Real Estate Index Europe (EPRA)	+ 15.1 %	+ 7.5 %

Since the beginning of the year, a total of 16.2 million shares were traded, equivalent to an average of 87,000 shares per day. On an annual basis this is equivalent to a turnover rate of 53 %.

Share price trend and turnover since IPO 23 May 1997 until 17 October 2003



Turnover, million shares per month
Share price SEK
Castellum share price
Castellum share price incl dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28
40 50 60 70 80 90 100 110 120 130 140 150 160 170 180
Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997 1998 1999 2000 2001 2002 2003

Financial reporting dates

Year-end Report 2003	27 January 2004
Annual General Meeting	25 March 2004
Interim Report January-March 2004	21 April 2004
Half-year Report January-June 2004	20 July 2004 (new date)
Interim Report January-September 2004	21 October 2004
Year-end Report 2004	27 January 2005
Annual General Meeting	23 March 2005

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, Telephone +46 31-60 74 00 or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interim Reports.

Subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Gothenburg, Sweden
Telephone +46 31-744 09 00
Fax +46 31-744 09 50
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158,
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Lasarettsgatan 3
Box 148,
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
info@corallen.se
www.corallen.se

Harry Sjögren AB
Kråketorpsgatan 20
SE-431 53 Mölndal, Sweden
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Office address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-Mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

Issuer: Castellum
File NO.: 82-4683

PRESS RELEASE 11/2003

Gothenburg, October 30, 2003

Castellum invests SEKm 83 in Jönköping

Castellum has through its subsidiary Fastighets AB Corallen, acquired a property of 16,300 sq.m. for SEKm 83. Besides business and office premises the property contains an unutilized building permission of approx. 4,000 sq.m. The property has a good location in the expansive and by the company prioritized area of Rosenlund in Jönköping. Corallen has a leading market position in Jönköping and the long term objective is to strengthen it further.

Further more, the subsidiary Eklandia Fastighets AB has acquired a property of 8,700 sq.m for SEKm 52. The property consists of warehouse/industrial and office premises and is located in the area of Kärra on Hisingen in Gothenburg. Adjacent to the acquired property Eklandia owns a building permission which makes it possible to expand the business in the future. In addition the subsidiary Aspholmen Fastigheter AB has sold a smaller warehouse and industrial property in Köping for SEKm 4 equivalent to book value. The last two mentioned property deals has been carried out before the end of the third quarter and is therefore included in the latest Interim Report.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56